Exhibit 99.1

Rockfish Seafood Grill, Inc.

Independent Auditor’s Report and Consolidated Financial Statements

December 29, 2021 and December 30, 2020

Rockfish Seafood Grill, Inc.

December 29, 2021 and December 30, 2020

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Plano Office 5908 Headquarters Drive Suite 300 Plano, Texas 75024 469.776.3610 Main whitleypenn.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of

Rockfish Seafood Grill, Inc.

Opinion

We have audited the consolidated financial statements of Rockfish Seafood Grill, Inc. and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 29, 2021 and December 30, 2020, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 29, 2021 and December 30, 2020, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.

Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Plano, Texas

March 18, 2022

Rockfish Seafood Grill, Inc.

Consolidated Balance Sheets

December 29, 2021 and December 30, 2020

	December 29, 2021	December 30, 2020
Assets
Current assets
Cash	$2,166,557	$1,063,813
Inventories	141,319	113,452
Prepaid expense and other current assets	115,613	93,994
Total current assets	2,423,495	1,271,259
Property and equipment, net	1,219,724	1,504,560
Other assets
Intangibles, net	53,250	141,750
Other	43,189	60,379
Total other assets	96,439	202,129
Total Assets	$3,739,652	$2,977,948
Liabilities and Stockholder’s Deficit
Current liabilities
Accounts payable	$489,727	$1,601,244
Accrued expenses & other liabilities	897,010	1,127,199
Related party debt	11,106,731	10,821,200
Related party accrued interest	3,481,861	2,975,581
Paycheck protection program loans	2,000,000	1,936,785
Total current liabilities	17,975,329	18,462,009
Commitments and Contingencies

Stockholder’s Deficit
Common Stock, $.001 par value; 1,000,000 shares authorized; 1,000 shares issued and outstanding	1	1
Additional paid-in capital	9,029,237	9,029,237
Accumulated deficit	(23,264,915)	(24,513,299)
Total Stockholder’s Deficit	(14,235,677)	(15,484,061)
Total Liabilities and Stockholder’s Deficit	$3,739,652	$2,977,948

See accompanying notes to consolidated financials

 \

Rockfish Seafood Grill, Inc.

Consolidated Statements of Operations

Years Ended December 29, 2021 and December 30, 2020

	December 29, 2021	December 30, 2020
Restaurant revenues	$17,519,438	$13,621,488
Cost of revenues	5,335,595	3,919,727
Gross Profit	12,183,843	9,701,761
Operating Cost and Expenses Restaurant expenses	10,818,401	9,365,948
Depreciation and amortization of property and equipment and intangibles	494,280	555,140
General and administrative	379,051	338,103
Total Operating Costs and Expenses	11,691,732	10,259,191
Operating income (loss)	492,111	(557,430)
Other Income (Loss) and Expenses
Gain on extinguishment of paycheck protection program loan	1,936,785	-
Other income	254,954	-
Related party interest expense	(1,405,106)	(1,341,564)
Total other income (expense)	783,273	(1,341,564)
Provision for state income taxes	30,000	26,921
Net Income (Loss)	$1,248,384	$(1,925,915)

See accompanying notes to consolidated financials

Rockfish Seafood Grill, Inc.

Consolidated Statements of Changes to Stockholder’s Deficit

Years Ended December 29, 2021 and December 30, 2020

			Additional
	Common Stock		Paid-In	Accumulated
	Shares	Amount	Capital	Deficit	Total

Balance December 26, 2019	1,000	$1	$9,029,237	$(22,587,384)	$(13,558,146)
Net Loss				$(1,925,915)	$(1,925,915)
Balance December 30,2020	1,000	$1	$9,029,237	$(24,513,299)	$(15,484,061)
Net Income				$1,248,384	$1,248,384
Balance December 29, 2021	1,000	$1	$9,029,237	$(23,264,915)	$(14,235,677)

See accompanying notes to consolidated financials

Rockfish Seafood Grill, Inc.

Consolidated Statements of Cash Flow

Years Ended December 29, 2021 and December 30, 2020

	December 29, 2021	December 30, 2020
Operating Activities:
Net income (loss)	$1,248,384	$(1,925,915)
Items not requiring cash
Depreciation and amortization of property and equipment and intangibles	494,280	555,140
Non-cash interest expense on related party debt	1,022,391	1,290,830
Gain on extinguishment of paycheck protection program	(1,936,785)	-
Changes in operating assets and liabilities:
Inventories	(27,867)	11,385
Prepaid expenses and other current assets	(21,619)	(24.102)
Other assets	17,190	(36,903)
Accounts payable and accrued expenses	(1,341,716)	(749,615)
Net cash used in operating activities	(545,742)	(879,180)
Investing Activities:
Purchases of premise, property, and equipment	(120,944)	(118,456)
Net cash used in investing activities	(120,944)	(118,456)
Financing Activities
Payment on notes payable	0	(211,898)
Proceeds from paycheck protection program loans	2,000,000	1,936,785
Payments on notes payable	(230,570)	0
Net cash provided by financing activities	1,769,430	1,724,887
Net increase in cash and cash equivalents	1,102,744	727,241
Cash, Beginning of year	1,063,813	336,572
Cash, End of year	$2,166,557	$1,063,813
Supplemental cash flow information Cash paid during the year for interest	$464,858	$50,734

See accompanying notes to consolidated financials

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements

Years Ended December 29, 2021 and December 30, 2020

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Rockfish Seafood Grill, Inc. is a Delaware Corporation formed on June 18, 2008, for the purpose of acquiring the net assets of Rockfish Seafood Grill, LLC on July 28, 2008. Rockfish Seafood Grill, Inc. owns 100% of Rockfish Beverage Corporation, Inc. (collectively, the Company). The Company currently operates 10 restaurants in Texas under the name Rockfish Seafood Grill. Rockfish Seafood Grill, Inc. is 100% owned by Rockfish Holdings, LLC (Parent). The consolidated financial statements include the accounts of Rockfish Seafood Grill, Inc. and its 100% owned subsidiary. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year

The Company reports on a 52-week year. Fiscal year 2021 began on December 31, 2020 and ended December 29, 2021. Fiscal year 2020 began on December 26, 2019 and ended December 30, 2020.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less and credit card clearing accounts to be cash equivalents.

Inventory

Inventories consist of food, beverages, and alcohol, and are stated at the lower of cost using the first-in, first-out method or net realizable value.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements

Years Ended December 29, 2021 and December 30, 2020

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation, and amortization. Depreciation and amortization are charged to expense on the straight-line basis over the estimated useful life of each asset. Leasehold improvements are amortized over the shorter of the expected lease term or their respective estimated useful lives. The estimated lease term is based on the likely period of the leasing arrangement including renewal periods.

The estimated useful lives for each major depreciable classification of property and equipment are as follows:

Leasehold improvements	10–15 years
Restaurant equipment	5–10 years
Furniture, fixtures, and computer equipment	3–7 years

Intangible Assets

Effective June 28, 2012, the beginning of fiscal 2013, the Company began amortizing the tradename and recipes on a straight-line basis over their respective estimated remaining useful lives. The Company assigned a 10-year life for the tradename and a five-year life for the recipes. For the year ended December 29, 2021, management determined that no impairment indicators existed with respect to intangible assets.

Long-Lived Assets Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. The Company does not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

There were no impairment indicators during the years ended December 29, 2021 or December 30, 2020, and no impairment charge was recorded.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements

Years Ended December 29, 2021 and December 30, 2020

Deferred Rent

Certain of the Company’s operating leases contain predetermined fixed increases of the minimum rental rate during the lease term. For these leases, the Company recognizes rent expense on a straight-line basis over the minimum lease term plus expected renewals and records the difference between the amounts charged to expense and the rent paid as deferred rent. Any lease incentives or allowances are recorded as deferred rent and amortized on a straight-line basis over the expected life of the lease as a reduction in rent expense.

Revenue Recognition

During 2019, the Company adopted Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), (“ASC 606”) which supersedes previous revenue recognition guidance under GAAP. The core principle of ASC 606 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. The new revenue guidance defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP. The guidance requires improved disclosures to help users of the financial statements better understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted this guidance using the modified retrospective approach on December 26, 2019. The adoption of the standard did not have a material impact on the amounts reported in the financial statements, and the Company has determined that there will be no cumulative effect adjustment to retained earnings.

The Company’s revenue is primarily generated from the sale of food, beverage and alcohol and is recognized when the product is sold as this is the point in time that control of the product transfers to the customer. Revenue is presented net of any taxes collected from customers and remitted to government entities. Customer payments are generally due at the time of sale.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, Income Taxes). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements

Years Ended December 29, 2021 and December 30, 2020

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more-likely-than-not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term “more-likely-than-not” means a likelihood of more than 50%; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to the management’s judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized. The Company recognizes interest and penalties on income taxes as a component of income tax expense. The Company did not incur any penalties or interest during 2021 or 2020.

Taxes Collected from Customers and Remitted to Governmental Authorities

Taxes collected from customers and remitted to governmental authorities are presented in the accompanying consolidated statements of operations on a net basis and accordingly, are not included in revenues.

Advertising

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 29, 2021 and December 30, 2020, totaled $52,957 and $43,534, respectively, and are included in restaurant expenses in the accompanying consolidated statements of operations.

Pre-opening Expenses

Salaries, personnel training costs and other expenses of opening new restaurants are charged to expense as incurred.

Recent Accounting Pronouncements

Accounting for Leases

The Financial Accounting Standards Board amended its standard related to the accounting for leases. Under the new standard, lessees will now be required to recognize substantially all leases on the balance sheet as both a right-of-use asset and a liability. The standard has two types of leases for income statement recognition purposes: operating leases and finance leases. Operating leases will result in the recognition of a single lease expense on a straight-line basis over the lease term similar to the treatment for operating leases under existing standards. Finance leases will result in an accelerated expense similar to the accounting for capital leases under existing standards. The determination of lease classification as operating, or finance will be done in a manner similar to existing standards. The new standard also contains amended guidance regarding the identification of embedded leases in service contracts and the identification of lease and non-lease components in an arrangement. The new standard is effective for annual periods beginning after December 15, 2021. The Company is evaluating the impact the standard will have on the consolidated financial statements.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements

Years Ended December 29, 2021 and December 30, 2020

Note 2: Liquidity Matters and Management’s Plans

The Company incurred a net income of approximately $1,248,384 during the year ended December 29, 2021. On December 29, 2021, the Company had a working capital deficiency of approximately $13,552,000 including related party debt and accrued interest of $14,588,592.

In March 2015, the Company restated its related party notes to increase the face value of the note to $6,517,686, to remove the financial covenants under the agreement and to extend the maturity date of the note to March 31, 2018. In June 2015, the Company restated its related party note with Princeton Capital Corporation (Princeton), the majority owner of Rockfish Holdings, LLC, to reduce the face value of the note to $5,950,000 and amend the interest rate to be 14% payable quarterly with the ability of the Company to pay in kind up to 6% of the interest payments. The note is currently in default.

Additionally, in June 2015, the Company also entered into a revolving promissory note with Princeton in the amount of $1,250,000. The revolving promissory note has been amended to bring the maximum balance to $1,491,000 on December 28, 2016 and increased to $2,251,000 on December 29, 2021. The note bears interest at 8%, matured June 29, 2017, and was extended to December 31, 2021. Effective December 31, 2021, Princeton extended the maturity date to December 31, 2022, and maintained the maximum balance at $2,251,000.

During the year ended December 30, 2021, the Company paid all prior years PIK interest incurred and current year interest payments on the revolving promissory note.

To address operating performance among other steps, management has added food delivery services partnering with several providers, as well as continuing to look for reductions and operating costs which are expected to further impact the year ended 2022 positively. The Company’s ability to service its debt and other obligations as they come due will be achieved by continuing to improve its performance. The Company’s majority owner, Princeton, has shown continued willingness not to require repayments of debt or accrued interest. Cash on hand and cash flows from operations will provide the company with adequate cash available to operate the business for at least 12 months from the issuance of the consolidated financial statements.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements

Years Ended December 29, 2021 and December 30, 2020

Note 3: Property and Equipment

Property and equipment consist of the following:

	Year Ended	Year Ended
	December 29, 2021	December 30, 2020
Leasehold improvements	$6,353,785	$6,297,449
Furniture, fixtures, and computer equipment	803,089	779,595
Restaurant equipment	1,681,019	1,639,905
	8,837,893	8,716,949
Less accumulated depreciation and amortization	(7,618,169)	(7,212,389)
Property and equipment, net	$1,219,724	$1,504,560

Depreciation and amortization expense of property and equipment for the years ended December 29, 2021 and December 30, 2020 totaled $405,780 and $466,460 respectively.

Note 4: Intangible Assets

The carrying basis and accumulated amortization of recognized intangible assets were as follows:

Tradename

	Year Ended	Year Ended
	December 29, 2021	December 30, 2020
Gross	$895,000	$895,000
Accumulated amortization	(841,750)	(753,250)
Net	$53,250	$141,750

Amortization expense for the years ended December 29, 2021 and December 30, 2020, was $88,500.

Estimated future amortization of intangible assets are as follows for the years ending after December 29, 2021:

2022	$53,250

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements

Years Ended December 29, 2021 and December 30, 2020

Note 5: Related Party Debt and Accrued Interest

In June 2015, the Company restated its related party note with Princeton to reduce the face value of the note to $5,950,000 and amend the interest rate to be 14% payable quarterly with the ability of the Company to pay in kind up to 6% of the interest payments (see Note 2).

Additionally, in June 2015, the Company also entered into a revolving promissory note with Princeton in the amount of $1,250,000. The revolving promissory note has been amended to bring the maximum balance to $1,491,000 on December 28, 2016, and increased to $2,251,000 on December 29, 2021. The note bears interest at 8%, matured June 29, 2017, and was extended to December 31, 2021. Effective December 31, 2021, Princeton extended the maturity date to December 31, 2022 , and maintained the maximum balance of $2,251,000.

On December 29, 2021, the remaining outstanding debt with Princeton consists of a $5,950,000 senior secured promissory note plus accrued interest of $3,481,461 and paid in kind interest of $2,905,731 added into this note balance that matured March 31, 2018 and has not been extended.

The senior secured promissory note is due currently and classified as in default. The amount due for interest not paid in kind totaled $3,481,861 and $2,975,581 on December 29, 2021 and December 30, 2020, respectively.

Note 6: Short Term Debt

On March 27, 2020, the U.S. federal government enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), which included provision for a Paycheck Protection Program (“PPP”) administered by the U.S. Small Business Administration (“SBA”). The PPP allows qualifying business to borrow up to $10 million calculated based on qualifying payroll costs. PPP loans bear a fixed interest rate of 1% over a two-year term, are guaranteed by the federal government, and do not require collateral. Payments of principal and interest are deferred until 10 months from the date of the loan, and prepayments may be made at any time without penalty. The loans may be forgiven, in part or whole, if the proceeds are used to retain and pay employees and for other qualifying expenditures. The Company applied for a PPP loan in the amount of $1,936,785, which was approved by the SBA on April 17, 2020, and was forgiven by the SBA on August 09, 2021.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements

Years Ended December 29, 2021 and December 30, 2020

The Company applied for and received a second PPP loan for $2,000,000 on March 29, 2021. On December 27, 2020, the U.S. federal government enacted the Hard-Hit Small Businesses, Nonprofits, and Venues Act (“Economic Aid Act” or “EAA”), which included provision for the Second Draw Paycheck Protection Program (“PPP2”) administered by the SBA. The PPP2 allows qualifying businesses to borrow up to $2 million calculated based on qualifying payroll costs and other criteria as prescribed in the EAA. PPP loans bear a fixed interest rate of 1% over a two-year term, are guaranteed by the federal government, and do not require collateral. Payments of principal and interest are deferred until 16 months from the date of the loan, and prepayments may be made at any time without penalty. The loan may be forgiven, in part of whole, if the proceeds are used to retain and pay employees and for other qualifying expenditures. The Company applied for and received a PPP2 loan in the amount of $2,000,000 on March 29, 2021. The Company has elected to account for the PPP loan in accordance with Accounting Standards Codification 470 - Debt. As such, the outstanding PPP loan amount of $2,000,000 is reflected within debt on the accompanying balance sheet as of December 29, 2021. Forgiveness of the PPP loan will be recognized as a gain on loan extinguishment when the Company is legally released from being the primary obligor on the loan. The company used the proceeds of the PPP loan in accordance with the provisions of the CARES Act and was forgiven by the SBA on December 31, 2021.

Note 7: Stock Options

The Company issued stock options to executive members of management during the year ended June 26, 2013. The stock options vest over a period of 10 years and expire if unexercised after 10 years. The options have accelerated vesting provisions if certain financial performance measures are met, or a change of control event occurs. On December 29, 2021 and December 30, 2020, there were 194.8052 options outstanding, all of which had vested. The value of these options at the grant date was determined to be insignificant. The remaining contractual life of the vested options is 2.5 years at December 29, 2021.

Note 8: Operating Leases

The Company leases restaurant facilities and office space under operating leases having terms expiring at various dates through 2028 with renewal options through 2033. Generally, the restaurant leases have renewal clauses to extend the terms of the various leases for periods ranging from five to 20 years at the option of the Company. Certain restaurant leases contain provisions for contingent rent based upon a percentage of gross sales, as defined in the lease agreements. Rent expense for the years ended December 29, 2021 and December 30, 2020, was $1,326,054 and $1,355,233, respectively and is included in restaurant expenses in the consolidated statements of operations. No contingent rental amounts were incurred during the years ended December 29, 2021 or December 30, 2020.

Future minimum lease payments on December 29, 2021, were as follows:

2022	$1,090,492
2023	670,333
2024	530,211
2025	340,574
2026	202,752
Thereafter	207,808
Total	$3,042,170

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements

Years Ended December 29, 2021 and December 30, 2020

Note 9: Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and two state jurisdictions. Deferred taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities. The temporary differences that give rise to the Company’s deferred tax assets and liabilities are approximately as follows:

	Year Ended	Year Ended
	December 29, 2021	December 30, 2020
Deferred rent	$65,000	$81,700
Other	543,000	356,000
Property and equipment	381,000	378,600
Related party interest	1,481,000	1,180,000
Intangibles	191,000	142,400
Net operating loss carryforward	2,387,000	2,618,700
Net deferred tax before valuation allowance	5,048,000	4,757,400
Valuation allowance	(5,048,000)	(4,757,400)
Net deferred tax asset	$-	$-

Differences between statutory income tax rates and the Company’s effective income tax rate for the years ended December 29, 2021 and December 30, 2020, were primarily caused by the increase in the valuation allowance, which at December 29, 2021 and December 30,2020 totaled approximately $5,048,000 and $4,757,000, respectively, amounts not deductible for income tax purposes and other adjustments. The valuation allowance increased by approximately $291,000 from December 30, 2020 to December 29, 2021.

The Company has a federal net operating loss carryforward of approximately $11,368,000 on December 26, 2018. The net operating loss carryforward may be limited because of ownership changes as defined in Section 382 of the Internal Revenue Code.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements

Years Ended December 29, 2021 and December 30, 2020

Note 10: Accrued Expenses

Accrued expenses consist of the following:

	Year Ended	Year Ended
	December 29, 2021	December 30, 2020
Payroll and payroll related	$383,104	$281,041
Closed store reserve	45,000	300,000
Rent	309,561	388,993
Sales and use taxes	116,362	99,889
Other	42,983	57,276
Total	$897,010	$1,127,199

Note 11: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Vendor Concentrations

Purchases from two vendors represented approximately 76% of the Company’s cost of revenues for the year ended December 29, 2021 and December 30, 2020.

Note 12: Risks and Uncertainties

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (“COVID-19”) as a pandemic, which continues to spread throughout the United States of America. Efforts implemented by local and national governments, as well as businesses, including temporary closures, had and are expected to continue to have adverse impacts on local, national, and the global economies. During 2020, the Company’s revenues were impacted by an estimated 20-25% related to the COVID-19 economic disruptions. Fiscal 2021, did not see the same level of economic disruption; however, there is continued uncertainty around the related economic impact due to new variants that arise and cause concern. The impact to the results of operations and financial position cannot be reasonably estimated at this time.

Note 13: Subsequent Events

Subsequent events have been evaluated through March 15, 2022, which is the date the consolidated financial statements were available to be issued.